UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CannaVEST Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

137653101

(CUSIP Number)

Bart Mackay

6325 S. Jones Boulevard #500

Las Vegas, Nevada 89118

801-734-0263

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roen Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,424,164 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,424,164
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,424,164
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares directly owned by Roen Ventures LLC (“Roen Ventures”). Mai Dun Limited LLC (“Mai Dun”) and Mercia Holdings LLC (“Mercia”) each own a 50% interest in Roen Ventures. Mackay Ventures LLC (“Mackay Ventures”), which is solely owned by Bart Mackay, owns a 99% interest in each of Mai Dun and Mercia, and Mr. Mackay owns the remaining 1% in each of Mai Dun and Mercia. Mr. Mackay is deemed to have shared voting and investment power over the shares owned by each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures.
(2)	Based on 35,141,666 shares of common stock outstanding as of July 20, 2015, as reported in the Issuer’s Registration Statement on Form S-1 filed on July 20, 2015.

CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mai Dun Limited, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,463,162
	8.	SHARED VOTING POWER 1,212,082 (1)
	9.	SOLE DISPOSITIVE POWER 5,463,162
	10.	SHARED DISPOSITIVE POWER 1,212,082

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,675,244
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents Mai Dun’s 50% ownership interest in the shares held by Roen Ventures.
(2)	Based on 35,141,666 shares of common stock outstanding as of July 20, 2015, as reported in the Issuer’s Registration Statement on Form S-1 filed on July 20, 2015.

CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercia Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,212,082 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,212,082

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,212,082
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents Mercia’s 50% ownership interest in the shares held by Roen Ventures.
(2)	Based on 35,141,666 shares of common stock outstanding as of July 20, 2015, as reported in the Issuer’s Registration Statement on Form S-1 filed on July 20, 2015.

CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mackay Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 618,564
	8.	SHARED VOTING POWER 7,808,452 (1)
	9.	SOLE DISPOSITIVE POWER 618,564
	10.	SHARED DISPOSITIVE POWER 7,808,452

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,427,016
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents Mackay Ventures’ 99% ownership interest in Mai Dun and Mercia.
(2)	Based on 35,141,666 shares of common stock outstanding as of July 20, 2015, as reported in the Issuer’s Registration Statement on Form S-1 filed on July 20, 2015.

CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bart Mackay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,505,890 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,505,890

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,505,890
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares directly owned by Roen Ventures. Mai Dun and Mercia each own a 50% interest in Roen Ventures. Mackay Ventures, which is solely owned by Mr. Mackay, owns a 99% interest in each of Mai Dun and Mercia, and Mr. Mackay owns the remaining 1% in each of Mai Dun and Mercia. Mr. Mackay is deemed to have shared voting and investment power over the shares owned by each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures.
(2)	Based on 35,141,666 shares of common stock outstanding as of July 20, 2015, as reported in the Issuer’s Registration Statement on Form S-1 filed on July 20, 2015.

 ITEM 1. SECURITY AND ISSUER

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on behalf of the Reporting Persons (as defined below) with the Securities and Exchange Commission (“SEC”) on November 30, 2012, as amended by each of Amendment No. 1 thereto filed with the SEC on February 21, 2013 and Amendment No. 2 thereto filed with the SEC on July 28, 2014 (collectively, the “Statement”). This Amendment relates to the common stock, no par value per share (the “Common Stock”), of CannaVEST Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146.

Except as specifically amended by this Amendment, the disclosure in the Statement remains in full force and effect. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings given to such terms in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated as follows:

(a) This Statement is filed on behalf of Roen Ventures LLC, a Nevada limited liability company (“Roen Ventures”), Mai Dun Limited LLC, a Nevada limited liability company (“Mai Dun”), Mercia Holdings LLC, a Nevada limited liability company (“Mercia”), Mackay Ventures LLC, a Utah limited liability company and formerly known as Mackay Ventures, Inc. (“Mackay Ventures”), and Bart Mackay, a natural person (“Mr. Mackay”). Roen Ventures, Mai Dun, Mercia, Mackay Ventures and Mr. Mackay are referred to collectively as the “Reporting Persons.”

(b) The business address for each of Roen Ventures, Mai Dun, Mercia and Mr. Mackay is 6325 S. Jones Boulevard #500, Las Vegas, Nevada 89118. The business address for Mackay Ventures is 1193 S. 2100 E., Springville, Utah 84663.

(c) The principal business of each of Roen Ventures, Mai Dun and Mercia consists of owning shares of the Issuer. In addition to owning shares of the Issuer, Mackay Ventures is engaged in the business of business, management, and strategic consulting, rendering services to various non-affiliated business and technology clients and also owns shares or ownership interest in various business ventures that are not affiliated with the Issuer. Mai Dun and Mercia are the only members of Roen Ventures, and Mackay Ventures is the sole member of each of Mai Dun and Mercia. Mr. Mackay is a self-employed attorney and is the manager of each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures, with sole authority to take action on behalf of each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Each of Roen Ventures, Mai Dun and Mercia are formed in Nevada and Mackay Ventures is formed in Utah. Mr. Mackay is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended to add the following paragraph:

On July 17, 2015, Roen Ventures paid and satisfied outstanding debt in the aggregate amount of $3,179,952.30 by the transfer of 7,575,836 shares of the Issuer’s Common Stock owned and held by Roen Ventures to James J. Mahoney (4,502,165 shares) and Cross & Company (3,073,671 shares).

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is supplemented as follows:

The securities of the Issuer were purchased for investment in the ordinary course of the Reporting Persons’ business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Statement, which is hereby incorporated by reference in this Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Statement is hereby amended and restated as follows:

(a) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. The percentages set forth in Row 13 of the cover pages and this Item 5(a) assumes that 35,141,666 shares of Common Stock were outstanding as of the date of this Statement, as reported in the Issuer’s Registration Statement on Form S-1 filed on July 20, 2015.

Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

(b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

(c) Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Persons have not effected any transaction relating to the Issuer’s Common Stock during the past 60 days or since the filing of the Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Statement is hereby amended and restated as follows:

Pursuant to the terms of the operating agreement of Mackay Ventures, the manager of Mackay Ventures (which is Mr. Mackay) has the sole authority to act on behalf of Mackay Ventures with respect to the shares of Common Stock of the Issuer. Other than the foregoing and as set forth in Item 3 of this Statement, which is hereby incorporated by reference in this Item 6, the Reporting Persons are not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit 6	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2015

MAI DUN LIMITED LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

MERCIA HOLDINGS LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

ROEN VENTURES LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

MACKAY VENTURES LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

/s/ Bart Mackay

Bart Mackay

Exhibit 6

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D/A to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each of such parties.

Date: August 25, 2015

MAI DUN LIMITED LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

MERCIA HOLDINGS LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

ROEN VENTURES LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

MACKAY VENTURES LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

/s/ Bart Mackay

Bart Mackay